

March 18, 2026

Jason Katz
Chief Executive Officer
Intelligent Protection Management Corp.
30 Jericho Executive Plaza, Suite 400E
Jericho, NY 11753

> **Re: Intelligent Protection Management Corp.**
>   **Registration Statement on Form S-3**
>   **Filed March 17, 2026**
>   **File No. 333-294385**

Dear Jason Katz:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jan Woo at 202-551-3453 with any questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Technology

cc: Rachel O'Donnell, Esq.